Exhibit 99.1

(1)         This Statement on Form 4 reflects the grant on June 1, 2014 by Noranda Aluminum Holdings Corporation (the “Issuer”) to Apollo Alternative Assets, L.P. (“Alternative Assets”) of 7,500 cash-settled restricted stock units.  The cash-settled restricted stock units were granted to Alternative Assets in lieu of restricted stock units that would otherwise be granted under the Issuer’s director compensation program to the following directors, each of whom is a full-time employee of affiliates of Alternative Assets: Eric L. Press, Gareth Turner, Matthew H. Nord, and Matthew R. Michelini (the “Apollo Individuals”).  The restricted stock units will vest on June 1, 2015, subject to the continued service of the Apollo Individuals as directors of the Issuer, with prorated vesting in the event that some but not all of the Apollo Individuals cease such service.  The cash-settled restricted stock units are held by Alternative Assets for its own benefit.

This Statement on Form 4 also reflects the settlement on June 2, 2014 of cash-settled restricted stock units previously granted by the Issuer to Alternative Assets.  The restricted stock units that were settled on June 2, 2014 included an aggregate of 57.1742 cash-settled restricted stock units that were granted to Alternative Assets in lieu of a recurring cash dividend with respect to cash-settled restricted stock units held by Alternative Assets, and as such were exempt under Rule 16a-9.  The recurring cash dividends were payable quarterly, in amounts equal to $0.04 per share on the outstanding shares of the Issuer’s common stock with respect to the dividend declared on February 14, 2012, and $0.01 per share on the outstanding shares of the Issuer’s common stock with respect to the dividend declared on October 30, 2013.  In connection with the settlement, Alternative Assets received a cash payment from the Issuer of $3.14 for each restricted stock unit that vested on June 1, 2014.  All of the cash-settled restricted stock units were held by Alternative Assets for its own benefit.

Apollo International Management, L.P. (“Intl Management”) is the managing general partner of Alternative Assets, and Apollo International Management GP, LLC (“International GP”) is the general partner of Intl Management.  Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of International GP.  Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings.  Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP.  Each of Intl Management, International GP, Management Holdings, Management Holdings GP, and Messrs. Black, Harris and Rowan, disclaims beneficial ownership of any of the restricted stock units granted to Alternative Assets, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity or person is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The address for Alternative Assets is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The address for Intl Management, International GP, Management Holdings, Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 W. 57th Street, 43rd Floor, New York, New York 10019.